YIGAL ARNON & CO.
ADVOCATES AND NOTARY

March 9, 2009

Mark Kronforst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	IncrediMail Ltd. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 000-51694

Dear Mr. Kronforst:

        On behalf of IncrediMail Ltd. (the “Company”), we submit the following response to the letter of comment of the Commission staff (the “Staff”) dated February 26, 2009 (the “Comment Letter”). To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

Form 20-F for the year ended December 31, 2007

   Item 18. Financial Statements

   Consolidated Statements of Operations, page F-5

1.	Your response to prior comment 4 indicates that your advertising revenues are product revenues because they are only generated by the usage of your product. Please further clarify for us why you believe that these revenues should be considered in your determination of product revenue. As part of your response, indicate whether your advertising customers are receiving the Xe and Premium products as part of their advertising purchases. If not, it would appear that you are not selling any products to those customers and such a classification would not be appropriate under Rule 5-03 of Regulation S-X. If advertising customers are also receiving products, tell us why the advertising should be treated any differently that other services such as PCS that are bundled with software products. Note that such PCS is, generally, considered services revenue.

YIGAL ARNON & CO.

Response: The Staff comment is fully noted, and the Company wishes to supplementally clarify to the Staff that advertising revenues are generated primarily through the offering of search capabilities to the Company’s customers. These search capabilities are powered by a search provider (e.g. Google, InfoSpace, etc.) provided through downloading the Company’s products – Incredimail Xe or Incredimail Premium. The advertising (search) revenues are generated based on the extent the Company’s customers are using the search capabilities provided in the Company’s products. The rest of advertising revenues, which currently represents less than 2% of the Company’s revenues, is not dependent on the customers’ usage of our products, rather are fees paid by advertisers to place their advertising on the Incredimail Xe product. Therefore, the Company supplementally wishes to clarify that although the substantial majority of advertising revenues are dependent on its customers’ usage of the Company’s products its advertising customers are not receiving the Company’s products as part of their advertising purchases. The Company respectfully submits to the Staff that in future filings it will present two line items for revenues (with comparative numbers) to conform to Rule 5-03 of Regulation S-X and the Staff’s comments, as follows: (i) revenues from Advertising and other services and (ii) revenues from products.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 972-3-608-7726 or Nahal A. Nellis, Esq. at 972-3-608-7753.

Sincerely, By: /s/ David Schapiro —————————————— David Schapiro, Esq.

cc:	Yacov Kaufman (IncrediMail Ltd. - Chief Financial Officer) Mark Shannon (Securities and Exchange Commission)

Tel Aviv:	1 Azrieli Center, Tel Aviv 67021	Tel. (+972) 3-608-7777	Fax. (+972) 3-608-7724
Jerusalem:	31 Hillel Street, Jerusalem 94581	Tel. (+972) 2-623-9239	Fax. (+972) 2-623-9233

	www.arnon.co.il	info@arnon.co.il